Filed Pursuant to Rule 433

Registration Statement No. 333-181749-09

Dated June 12, 2013

Baltimore Gas and Electric Company

Pricing Term Sheet

$300,000,000 3.35% Senior Notes Due 2023

June 12, 2013

Issuer:	Baltimore Gas and Electric Company
Ratings:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Securities:	Senior Notes
Settlement Date:	June 17, 2013
Principal Amount:	$300,000,000
Maturity:	July 1, 2023
Coupon:	3.35%
Benchmark Treasury:	1.75% due May 15, 2023
Benchmark Treasury Yield:	2.205%
Spread to Benchmark Treasury:	115 basis points
Yield to Maturity:	3.355%
Offering Price:	99.957%
Interest Payment Dates:	Semi-annually on July 1 and January 1, commencing January 1, 2014
Redemption Provisions:	At any time prior to April 1, 2023, at a discount rate of Treasury plus 20 basis points; and on or after April 1, 2023, at 100% of the principal, plus accrued interest to the redemption date
CUSIP:	059165 EF3
Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.
CIBC World Markets Corp. Goldman, Sachs & Co.
Co-Managers:	PNC Capital Markets LLC
Loop Capital Markets LLC MFR Securities, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at (800) 854-5674, J.P. Morgan Securities LLC at (212) 834-4533 or Scotia Capital (USA) Inc. at (800) 372-3930.